Exhibit 21.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries	Place of Incorporation
Atour Hotel (HK) Holdings Limited	Hong Kong
Shanghai Atour Business Management Group Co., Ltd.	PRC
Shanghai Shankuai Information Technology Co., Ltd.	PRC
Shanghai Jiangduo Information Technology Co., Ltd.	PRC